SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and stockholders of
Companhia Siderúrgica Nacional

1.
We have reviewed the accompanying condensed consolidated balance sheet of Companhia Siderúrgica Nacional and subsidiaries (“the Company”) as of June 30, 2005 and the related condensed consolidated statements of income, changes in stockholders’ equity and cash flows for the six-month periods ended June 30, 2005 and 2004, all expressed in United States dollars. These interim financial statements are the responsibility of the Company's management.

2.
We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.
Based on our reviews, we are not aware of any material modifications that should be made to such condensed consolidated interim financial information for them to be in conformity with accounting principles generally accepted in the United States of America.

4.
We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Companhia Siderúrgica Nacional and subsidiaries as of December 31, 2004, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended (not presented herein); and in our report dated June 6, 2005, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2004 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

September 19, 2005

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

1

Companhia Siderúrgica Nacional

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars (Unaudited)

Assets	December 31,	June 30,

	2004	2005

Current assets
Cash and cash equivalents	970	881
Short-term investment	143	491
Trade accounts receivable	382	639
Inventories	819	797
Recoverable taxes	284	336
Deferred income taxes	204	186
Other	105	101

	2,907	3,431

Property, plant and equipment, net	2,143	2,455

Investments in affiliated companies	188	216

Goodwill	45	45

Other assets
Derivative assets	129	93
Accounts receivable	43	85
Restricted investments	30	27
Restricted deposits for legal proceedings	219	256
Intercompany accounts	23	27
Deferred income taxes	257	311
Other	173	216

	874	1,015

	6,157	7,162

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars (Unaudited)

Liabilities and stockholders’ equity	December 31,	June 30,

	2004	2005

Current liabilities
Trade accounts payable	242	429
Payroll and related charges	42	42
Taxes payable	261	465
Interest on stockholders’ equity	90	50
Short-term debt and advances on export contracts	430	757
Accrued finance charges	57	104
Derivative liabilities	27	65
Other	67	76

	1,216	1,988

Long-term liabilities
Accrued pension cost	226	257
Long-term debt and debentures	2,357	2,737
Accrual for contingencies	968	1,184
Other	64	80

	3,615	4,258

Stockholders’ equity
Common stock – 400,000,000 shares (no par value)
authorized; 286,917,045 shares issued;
270,158,346 outstanding at June 30, 2005 and 276,893,446
outstanding at December 31, 2004	2,447	2,447
Capital surplus	53	53
Treasury stock – 16,758,699 shares at June 30, 2005 and
10,023,599 shares at December 31, 2004	(153)	(276)
Retained earnings
Appropriated	310	350
Unappropriated	487	199
Accumulated other comprehensive loss	(1,818)	(1,857)

	1,326	916

	6,157	7,162

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional

Condensed Consolidated Statements of Income
Expressed in millions of United States dollars, except share data (Unaudited)

	Six-months ended June 30,

	2004	2005

Operating revenues
Domestic sales	1,228	1,921
Export sales	530	536

	1,758	2,457
Sales taxes, discounts, returns and allowances	283	507

Net operating revenues	1,475	1,950
Cost of products sold	720	922

Gross profit	755	1,028

Operating expenses
Selling	91	95
General and administrative	52	55
Other	(9)	21

	134	171

Operating income	621	857

Non-operating income (expenses), net
Financial income	41	35
Financial expenses	(203)	(295)
Foreign exchange and monetary gain (loss), net	(201)	266

	(363)	6

Income before income taxes and equity in results
of affiliated companies	258	863

Income taxes
Current	(61)	(289)
Deferred	28	(23)

	(33)	(312)

Equity in results of affiliated companies	5	1

Net income	230	552

Basic and diluted earnings per thousand common shares	0,80	2,01

Weighted average number of common shares
Outstanding during the period (in thousands)	286,167	274,617

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional

Condensed Consolidated Statements of Cash Flows
Expressed in millions of United States dollars (Unaudited)

	Six-months ended June 30,

	2004	2005

Cash flows from operating activities
Net income	230	552
Adjustments to reconcile net income
to net cash provided by (used in) operating activities:

Depreciation and amortization	64	79
Foreign exchange and monetary loss (gain), net	201	(266)
Provision for contingencies	25	23
Accrual for derivatives	(119)	53
Residual value of equipment retired	1	1
Deferred income taxes	(28)	23
Equity in results of affiliated companies	(5)	(1)
Other	(21)	(17)

Decrease (increase) in operating assets
Trade accounts receivable and other	(194)	(209)
Short-term investments	(206)	(21)
Inventories	(167)	131
Recoverable taxes	7	41
Restricted deposits for legal proceedings	(12)	(9)
Other	(10)	(10)

Increase (decrease) in operating liabilities
Trade accounts payable	(47)	156
Payroll and related charges	(7)	(8)
Accrued pension cost	(4)	(8)
Other	109	148

Net cash provided by (used in) operating activities	(183)	658

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional

Condensed Consolidated Statements of Shareholder’s Equity
Expressed in millions of United States dollars, except number of shares (Unaudited)

	Six-months ended June 30,

	2004	2005

Cash flows from investing activities
Additions to property, plant and equipment	(68)	(118)
Capital contribution in unconsolidated investment	(137)
Business acquisition of GalvaSud and ERSA, net of cash acquired	(19)	(39)
Short-term investments		(470)
Loans to related parties	24	1

Net cash used in investing activities	(200)	(626)

Cash flows from financing activities
Short-term debt, net	(413)	190
Long-term debt
Proceeds	458	432
Treasury stock	(29)	(103)
Dividends and interest on stockholders’ equity paid	(242)	(928)

Net cash used in financing activities	(226)	(409)

Effects of changes in exchange rates on cash and
cash equivalents	(88)	145
Increase (decrease) in cash and cash equivalents	(697)	(232)

Cash and cash equivalents, beginning of period	1,251	1,113

Cash and cash equivalents, end of period	554	881

Cash paid during the period for:
Interest	138	122
Income tax and social contribution, including withholding income tax	65	128

Acquisition of business:	GalvaSud	ERSA
	June 30,	June 30,
	2004	2005

Fair value of assets acquired, including goodwill	109	41
Fair value of liabilities assumed	(80)	(2)
Purchase price	29	39
Cash acquired	(10)
Purchase price, net of cash acquired	19	39

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional

Condensed Consolidated Statements of Shareholder’s Equity
Expressed in millions of United States dollars, except number of shares (Unaudited)

	Six months ended June 30,

	2004		2005

	Number		Number
	of shares		of shares
Common stock
Balance, beginning and end of period	286,917,045	2,447	286,917,045	2,447

Capital surplus
Balance, beginning and end of period		53		53

Treasury Stock
Balance, beginning of period			(10,023,599)	(153)
Stock acquisition	(3,988,200)	(29)	(6,735,100)	(123)
Balance, end of the period	(3,988,200)	(29)	(16,758,699)	(276)

Retained earnings Appropriated
Investment reserve
Balance, beginning of period		169		184
Transfer from (to) unappropriated retained
earnings		(12)		23
Balance, end of period		157		207

Legal reserve
Balance, beginning of period		86		126
Transfer from (to) unappropriated
retained earnings		(6)		17
Balance, end of period		80		143

Unappropriated retained earnings
Balance, beginning of period		(60)		487
Net income		230		552
Dividends and interest on stockholders’ equity		(153)		(800)
Appropriation from (to) reserve		18		(40)
Balance, end of period		35		199

Total retained earnings		272		549

Accumulated other comprehensive loss
Cumulative translation adjustments
Balance, beginning of period		(1,888)		(1,818)
Change in the period		(20)		(39)
Balance, end of period		(1,908)		(1,857)

Total stockholders’ equity	282,928,845	835	270,158,346	916

Comprehensive income
Net income		230		552
Translation adjustments		(20)		(39)
Total comprehensive income		210		513

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional

Notes to the Condensed Consolidated Financial Statements
Expressed in millions of United States dollars (Unaudited)

1 The Company and its operations

Companhia Siderúrgica Nacional is a publicly-held company, incorporated on April 9, 1941 under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional and its subsidiaries are collectively referred to herein as "CSN" or "the Company").

CSN is a vertically integrated company that produces a wide range of value-added steel products, such as hot-dip galvanized sheets and tin mill products, and is Brazil’s sole tinplate producer. CSN also runs its own iron ore, limestone and dolomite mines, in the State of Minas Gerais and tin mine in the State of Rondônia, which supply all the needs of the Presidente Vargas Steelworks in the State of Rio de Janeiro. As a complement to its activities, the Company has also made strategic investments in railroads and power supply companies, among others.

The operating subsidiaries we consolidate are as follows:

Subsidiaries	Ownership (%)	Main activities

CSN Overseas	100.00	Financial Operations
INAL – Indústria Nacional de Aços Laminados	99.99	Steel Products Services Center
Inal Nordeste	99.99	Steel Products Services Center
CSN Energia	99.90	Trading of Electric Power
CSN Export	100.00	Trading company
CSN Islands	100.00	Financial Operations
CSN Islands II	100.00	Financial Operations
CSN Islands III	100.00	Financial Operations
CSN Islands IV	100.00	Financial Operations
CSN Islands V	100.00	Financial Operations
CSN Islands VII	100.00	Financial Operations
CSN Islands VIII	100.00	Financial Operations
CSN Islands IX	100.00	Financial Operations
CSN Participações Energéticas	99.70	Participation in other companies through equity stakes
CSN I	99.67	Participation in other companies through equity stakes
GalvaSud	100.00	Steel Products Service Center
CSN Cimentos	99.99	Cement production
Cia. Metalic Nordeste	99.99	Metallurgy
CSN Steel	100.00	Participation in other companies through equity stakes
CSN Iron	100.00	Financial Operations
CSN Energy	100.00	Participation in other companies through equity stakes
CSN Energy I	100.00	Participation in other companies hrough equity stakes
CSN Cayman	100.00	Trading company
Management Services	100.00	Services
CSN Panama	99.99	Participation in other companies through equity stakes
Estanho de Rondônia – ERSA	100.00	Mining
CSN Aceros	100.00	Participation in other companies through equity stakes

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional

Notes to the Condensed Consolidated Financial Statements
Expressed in millions of United States dollars (Unaudited)

Sepetiba Tecon	100.00	Maritime port services
Tangua	100.00	Participation in other companies through equity stakes
Companhia Siderúrgica Nacional LLC	100.00	Steel Products

2 Financial statements presentation

The condensed consolidated interim financial statements of Companhia Siderúrgica Nacional for the six-months ended June 30, 2005 and 2004 are unaudited. In the opinion of management, these financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods presented.

These condensed consolidated interim financial statements have been prepared on the same basis as the Company’s audited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America “U.S. GAAP” for the year ended December 31, 2004 and should be read in conjunction therewith. The results for the six-months ended at June 30, 2005 are not necessarily indicative of the results to be expected for the entire year. The condensed consolidated interim financial statements do not include all the disclosures required by U.S. GAAP. Such accounting principles differ in certain respects from the Brazilian accounting principles applied by the Company in its statutory financial statements prepared in accordance with the Brazilian Corporate Law.

In preparing the consolidated financial statements, the use of estimates is required to account for certain assets, liabilities and other transactions. The Company's condensed consolidated interim financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment and goodwill, provisions necessary for losses on accounts receivable and for contingent liabilities, employee post-retirement benefits and other similar evaluations. Actual results may vary from estimates.

The U.S. dollar amounts for the periods presented have been translated from the Brazilian currency amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards No. 52 –Foreign Currency Translation (“SFAS 52”).

All assets and liabilities are translated into U.S. dollars at the exchange rate at June 30, 2005 (R$ 2.3504 to US$ 1.00), and all accounts in the statements of income and cash flows (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency), at the average rates prevailing during the period. The translation gain or loss is included in the cumulative translation adjustment component of stockholders’ equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the Brazilian currency are included in the results of operations as incurred.

3 Recently issued accounting pronouncements

In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3”. SFAS 154 requires retrospective application to financial statements of prior periods for changes in accounting principles. This statement is effective January 1, 2006. We do not expect FASB No. 154 to have any significant impact on our financial position, results of operations or cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional

Notes to the Condensed Consolidated Financial Statements
Expressed in millions of United States dollars (Unaudited)

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”. This statement requires companies to recognize a liability for the fair value of a legal obligation to perform asset retirement obligations that are conditional on a future event if the amount can be reasonably estimated. This statement becomes effective on December 31, 2005. CSN is currently evaluating the impact, if any, of this statement on the Company.

4 Income taxes

Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The statutory rates applicable in 2004 and the period as of June 30, 2005 are 25% for Federal income tax and 9% for the social contribution.

The amounts reported as income tax benefit (expense) in these financial statements are reconciled to the statutory rates as follows:

	Six-months ended June 30,

	2004	2005

Income before income taxes and equity in results
of affiliated companies	258	863

Federal income tax and social contribution
at statutory rates	(88)	(293)
Adjustments to derive effective tax rate
Interest in stockholders’ equity	31	17
Nontaxable income from operations outside Brazil		(26)
Taxes losses from operations outside Brazil	9
Other temporary differences	15	(10)

Tax expense per statements of operations	(33)	(312)

The major components of deferred income tax accounts in the balance sheet are as follows:

	December 31,	June 30,

	2004	2005

Current assets
Tax loss carryforwards	86	62
Deductible temporary differences	118	124

Net current deferred tax assets	204	186

Non-current assets
Deductible temporary differences	209	255
Accrued pension cost	77	87
Property, plant and equipment – basis difference	(29)	(31)

Non-current deferred tax assets	257	311

Management believes that the deferred income tax assets are fully realizable and that therefore no valuation allowance is required.

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional

Notes to the Condensed Consolidated Financial Statements
Expressed in millions of United States dollars (Unaudited)

Deferred income tax arising from tax losses was set up based on CSN’s historical profitability and on projections of future profitability duly approved by the Company’s management bodies. These credits are expected to be substantially offset during 2005.

5 Cash and cash equivalents and Short-term investment

	December 31,	June 30,

	2004	2005

Cash in hand and bank deposits
Local currency	31	59
Time deposits (up to 90 days)
U.S. dollars	317	616
Investment Funds
Local currency	622	206

Total cash and cash equivalents	970	881

Total short-term investment	143	491

The Company invests surplus cash in time deposits and investment funds. Investments funds classified as cash and cash equivalents are comprised, mainly, of short-term Brazilian Government bonds with maturity of three months or less when purchased. Total short-term investments are comprised of short-term Brazilian bonds that are classified as trading investments and have maturities of over three months when purchased. At June 30, 2005, total short-term investments also include an investment in an international government bond amounting to US$470 which is classified as held to maturity. The fair value of this bond, which matures in December 2005, approximated its book value.

6 Trade accounts receivable

	December 31,	June 30,
	2004	2005

Domestic	285	457
Export Denominated in U.S. dollars	128	221

	413	678
Allowance for doubtful accounts	(31)	(39)

Total	382	639

No single customer accounted for more than 10% of total trade accounts receivable at June 30, 2005 or December 31, 2004, or total revenues in the six-months ended June 30, 2005 and 2004.

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional

Notes to the Condensed Consolidated Financial Statements
Expressed in millions of United States dollars (Unaudited)

The allowance for doubtful accounts is considered sufficient by management to absorb eventual losses on uncollectible accounts.

7 Inventories

	December 31,	June 30,

	2004	2005

Finished goods	192	120
Products in process	89	221
Raw material	423	304
Spare parts and maintenance supplies	108	124
Other	7	28

Total	819	797

8 Property, Plant and equipment

	December 31, 2004

		Accumulated
	Cost	Depreciation	Net

Land	21		21
Buildings	134	13	121
Equipment	3,032	1,142	1,890
Furniture and fixtures	23	18	5
Vehicles	5	4	1
Other	79	31	48

	3,294	1,208	2,086
Construction in progress	57		57

	3,351	1,208	2,143

	June 30, 2005

		Accumulated
	Cost	Depreciation	Net

Land	29		29
Buildings	153	17	136
Equipment	3,495	1,373	2,122
Furniture and fixtures	26	21	5

Vehicles	5	4	1
Other	85	36	49

	3,793	1,451	2,342
Construction in progress	113		113

	3,906	1,451	2,455

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional

Notes to the Condensed Consolidated Financial Statements
Expressed in millions of United States dollars (Unaudited)

Construction in progress consists principally of a group of investments in equipment in order to improve the productivity of the Company’s production units and quality of its products. The main investments are in the area of environmental protection, cost reduction, infrastructure and automation, and information and telecommunication technologies. In the six-months ended June 30, 2005, capitalized interest amounted to US$1 (R$1 in 2004).

9 Loans, Financing and Debentures

	December 31, 2004				June 30, 2005

	Long-term		Short-term		Long-term		Short-term

	CSN	Subsidiaries	CSN	Subsidiaries	CSN	Subsidiaries	CSN	Subsidiaries

Foreign Currency	453	1,501	116	292	404	1,887	251	483

Denominated in
Brazilian Reais	398	5	18	4	440	6	20	3

	851	1,506	134	296	844	1,893	271	486

Total of loans and financing	2,357		430		2,737		757

The table below represents the financing by the Company through its subsidiaries during the period.

Subsidiaries	Description	Principal	Issuance	Maturity	Interest
		(US$ million)			rate (p.a.)

CSN Islands IX	Notes	200	January/2005	January/2015	10%
CSN Export	Securitization	250	June/2005	May/2015	6,148%

The funds raised in the foregoing table were added to working capital, increasing the Company’s liquidity.

The long-term portion of the Company´s debt outstanding at June 30, 2005 becomes due as follows

2006	355
2007	225
2008	533
2009	180
2010 and thereafter	1,444

Total	2,737

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional

Notes to the Condensed Consolidated Financial Statements
Expressed in millions of United States dollars (Unaudited)

10 Commitments and contingencies

(a) Accruals and deposits

The accruals for contingencies and the related legal deposit balances are as follows:

	December 31, 2004		June 30, 2005

	Deposits	Accruals	Deposits	Accruals

Short-term (*)
Labor		3		3
Civil		3		7

		6		10

Long-term
Labor	10	45	13	37
Civil	2	25	3	32
Tax
IPI		268		327
Social contribution	83	131	97	201
Income tax	81	151	92	178
PIS/COFINS – Law
No. 9,718/99		98		116
CPMF		105		138
Other tax	41	71	48	83
Other	2	74	3	72

	219	968	256	1,184

(*) Classified as other current liabilites

The amounts presented below refer only to the parent company; since the accruals for contingencies relating to subsidiaries are not considered significant by management.

Labor contingencies

For the six-months ended June 30, 2005, these are primarily represented by 6,446 (5,400 in December 2004) labor claims in which CSN is the defendant. For this period, the amount of the accrual for these contingencies was US$40 (US$48 in December 2004). Most of the lawsuits are related to CSN’s joint liability with independent contractors, wage equalization, additional payments for unhealthy and hazardous activities, overtime and disagreement between employees and the Brazilian Government over the amount of severance payable by CSN.

The lawsuits related to CSN’s joint liability with independent contractors represent a large portion of the total labor lawsuits against the Company and originated from the non-payment by the independent contractors of employee obligations, which results in CSN’s inclusion in the lawsuits.

The most recent lawsuits originating from CSN’s joint liability with independent contractors have generally been decided in favor of CSN due to procedures that have been adopted by the Company in order to inspect and assure the compliance of the wage payments and social charges withdrawals by the independent contractors, which have been in operation since 2000.

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional

Notes to the Condensed Consolidated Financial Statements
Expressed in millions of United States dollars (Unaudited)

The higher number in labor claims has originated from lawsuits relating to severance payable by CSN as discussed above.

Civil

These are mainly claims for indemnities associated with the civil judicial processes in which the Company is involved. Such proceedings, in general, originated from occupational accidents and diseases related to industrial activities of the Company. For all these disputes, until June 30, 2005, the Company accrued the amount of US$39 (US$28 at December 31, 2004).

Tax contingencies

• Imposto sobre produto industrializado – IPI (Excise Tax) presumed credit on inputs

The Company brought an action pleading the right to a tax credit with respect to the acquisition of the Company’s goods that were exempt, non-taxed goods, or taxed at zero rates. In May 2003 the preliminary decision was obtained in authorizing the use of these credits.

As of June 30, 2005, the accrual related to the total credits used to offset IPI tax payable, which amounted to US$281 (US$231 at December 2004).

• IPI premium credit over exports

The Company brought an action pleading the right to the IPI premium credit with respect to exports and a preliminary favorable decision was obtained authorizing the use of these credits.

As of June 30, 2005, the credits used to offset IPI tax payable amounted to US$46 (US$37 at December 2004) as update by (Selic-index used to update taxes in Brazil).

• Social contribution and income tax

The Company claims that, in connection with the correction of the distortion in the calculation of the basis for the income tax and social contribution as a result of the use of the Consumer Price Index (“IPC”) of January 1989 (referred to as the “Plano Verão”), it is entitled to a refund of 51.87% of the tax liability determined under the “Plano Verão”. In the first quarter of 2003, the Tribunal Regional Federal – TRF, the regional tax court, confirmed lower court rulings establishing that the percentage to which CSN is entitled is 42.72% (Jan/89) minus the applicable index of 10.14% (Feb/89). As a result, as of December 31, 2002, CSN reversed US$32, or approximately half, of its accrual for this tax liability. CSN is pursuing the balance of its claim. Therefore, the Company has registered as of June 30, 2005, an accrual in the amount of US$26 (US$23 at December 2004).

In February 2003, the Company was assessed by tax authorities based on its prior years’ social contribution and income tax. On August 21, 2003, the Federal Revenue Agency canceled such tax assessment but, in November 2003, the Company was reassessed, on the same matter. Therefore, the Company has recorded an accrual as of June 30, 2005 in the amount of US$170 (US$144 at December 2004). It is regarding a fine over tax loss carryfowards calculation.

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional

Notes to the Condensed Consolidated Financial Statements
Expressed in millions of United States dollars (Unaudited)

The Company filed an action questioning the assessment of social contribution on income in respect of export revenues, based on the Constitutional Amendment nº 33/01. On March 10, 2003, the Company obtained an initial decision authorizing the exclusion of export revenues from the calculation, as well as offsetting amounts paid on these revenues from 2001. On June 30, 2005, the offsetting amounts were US$183 (US$115 at December 2004), which includes legal costs.

• PIS/COFINS – Law No. 9,718/99

CSN is appealing the legality of Law No. 9,718/99, which increased the PIS and COFINS (social financial contribution tax) calculation basis and imposed this tax on the revenue of CSN. The amount of this accrual was US$116 at June 30, 2005 (US$98 at December, 2004). CSN obtained a favorable verdict in the lower court and the suit is going through a compulsory review by the TRF.

• CPMF - Provisional contribution on financial activities tax

CSN has been appealing the CPMF (Provisional Contribution on Financial Activities) tax since the promulgation of Constitutional Amendment No. 21/99. The amount of this accrual was US$138 as of June 30, 2005 (US$105 as of December 31, 2004). CSN obtained a favorable verdict in the lower court and the suit is on appeal to the TRF. The most recent precedents by the courts have not been favorable to CSN’s position. A loss is probable.

• Environmental Regulation

The Company is subject to Brazilian federal, state and municipal environmental laws and regulations governing air emissions, waste water discharges, and solid and hazardous waste handling and disposal. The Company is committed to controlling the substantial environmental impact caused by steelmaking, mining and port operations, in accordance with international standards and in compliance with environmental laws and regulations in Brazil. The Company believes that it is in substantial compliance with applicable environmental requirements.

The Brazilian Federal Constitution gives both the federal and state governments power to enact environmental protection laws and issue regulations under such laws. In addition, the Company is subject to municipal environmental laws and regulations. While the Brazilian Government has power to promulgate environmental regulations setting forth-minimum standards of environmental protection, state governments have the power to enact more stringent environmental regulations. Most of the environmental regulations in Brazil are thus at the state and local level rather than at the federal level. The environmental regulations of Rio de Janeiro State, in which the Presidente Vargas steelworks is located, are plant specific. Thus, specific goals and standards are established in operating permits or environmental accords issued to each company or plant that complement the standards and regulations of general applicability and are required to be maintained throughout the life of the permit or accord. The terms of such operating permits are subject to change and are likely to become stricter. All of the Company’s facilities have operating permits, except for the Sepetiba coal terminal, which operates under a specific environmental accord, as described below.

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional

Notes to the Condensed Consolidated Financial Statements
Expressed in millions of United States dollars (Unaudited)

The Company records an accrual for remediation costs and environmental lawsuits when a loss is probable and the amount can be reasonably estimated. The Company does not anticipate that costs for environmental lawsuits, to the extent not previously accrued, will have a material adverse effect on its consolidated financial position. The accrual for environmental contingencies in the amount of R$ 11 million (US$4) relates mainly to penalties and lawsuits imposed on the Company’s coal mines, which have been decommissioned since 1989; fines related to consent orders issued between 1986 and 1998 on the Presidente Vargas Steelworks; and provisional costs on environmental remediation that applies to old landfill’s liabilities around the main steelworks .

The Company operates a corporate environmental department managed under an Environmental Management System (“EMS”), compliant with ISO 14001 requirements. The Company received the ISO 14001 Certificate for its iron ore mining operations in December 2000 and for its steelmaking units and limestone mining operations in December 2002. All certifications have been periodically renewed.

The Company signed an accord relating to environmental matters at the Presidente Vargas Steelworks in September 1994 with Fundação Estadual de Engenharia do Meio-Ambiente (environmental protection agency of the State of Rio de Janeiro or “FEEMA”), which was amended in January 1996, December 1998 and January 2000 (the “FEEMA Accord”). Under the last amendment of this accord, the Company was obligated to make over three years expenditures aggregating R$181 million (US$101) on 130 items, which included environmental technology and construction of new equipment to control soil, air and water pollution. The Company also agreed in the amendment to spend R$14 million (US$5) to build sanitation facilities to benefit the Volta Redonda community (the “Compensatory Measures”), which is fully accrued.

The Accord was considered completed by the Rio de Janeiro State Environmental Authority in May 2003. Between July and October, all operations permits of Presidente Vargas Steelworks were recovered, and remain valid for 5 years. The Company had invested under the FEEMA Accord an aggregate of R$263.6 million (US$125.4 based on the average exchange rate at the date of the cash disbursement), completing all 130 items, and spent R$13 million (US$6.2) on new infrastructure and community services. Total expenditures related to the FEEMA Accord stated in reais are increased due to the impact of real devaluation on investments indexed in foreign currency.

As a result of these expenditures and the Company’s continuing compliance with the FEEMA Accord, one third of the environmental fines on the Presidente Vargas Steelworks of R$36 million (US$20) have been dismissed as of December 2003. During 2004, the procedure to dismiss the remaining two thirds of these environmental fines was suspended, but the Company believes these remaining fines will eventually be dismissed.

From 2002 to 2004, soil investigations were made in the neighboring areas of Presidente Vargas Steelworks at Volta Redonda, as a consequence of the FEEMA Accord. These areas had received landfills of solid waste from operations. The survey pointed out two areas of land that require environmental remediation. The clean-up activities are planned to be implemented until the end of 2010, at a projected total cost of R$25 million (US$8.6), which is fully accrued.

The Company also entered into an accord relating to environmental matters at the Presidente Vargas Steelworks with the city of Volta Redonda in January 1995 (the “January 1995 Accord”). Under the January 1995 Accord, the Company invested R$1.4 million (US$0.8) in an environmental quality program designed to preserve the environment and provide assistance to the Volta Redonda community. The priority of the program is to compensate the city of Volta Redonda for environmental damage allegedly caused by the Presidente Vargas Steelworks. This program, requiring total expenditures of R$16.4 million (US$5.6), has been suspended since 2000 as a result of an appeal by the state public attorney’s office, and it is still awaiting a court’s final decision.

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional

Notes to the Condensed Consolidated Financial Statements
Expressed in millions of United States dollars (Unaudited)

On November 30, 2001, the Company entered into a commitment, which is similar to the January 2000 amendment of the FEEMA Accord, with SEMADS - Rio de Janeiro State, Secretariat for Environment and Sustainable Development (the “SEMADS Accord”), in which it undertook to bring the Sepetiba coal terminal into compliance with applicable environmental laws and regulations by May 31, 2004. The Company was unable to meet the deadline due to, among other things, a weather-related accident and has requested an extension of the deadline. An amendment to this “SEMADS Accord” was signed on May 28th, 2004, and extends the deadline for the completion to December 2006. Pursuant to the SEMADS Accord, the Company has already installed equipment and systems to control and monitor air emissions, as well as sea pollution from port activities and handling imported coal. The total amount involved in the original SEMADS Accord was approximately R$4.6 million (US$1.6); the additional obligations amount to approximately R$5.1 million (US$1.8) . Approximately R$2.3 million (US$0.8) remains to be spent and is fully accrued.

Prior to 1990, the Company operated coal mining facilities in the Santa Catarina State. As a part of these operations, it and other companies used waste ponds, as well as landfills for sulfur containing solid wastes. The state environmental authority has required 11 mining Companies – CSN among them – and the Federal Government to take environmental corrective actions to restore the waste ponds and landfill areas. CSN has developed and has begun to implement a restoration plan consisting of 13 Consent Orders signed with the Santa Catarina State Environmental Authority, with a total projected cost of approximately R$20 million (US$6.8) which R$11 million (US$4.1) are accrued. In 2001, this effort remedied the first areas with good results. The aggregate expenditures on this remediation in the last three years were R$0.7 million (US$0.2) in 2002; R$2.4 million (US$ 0.8) in 2003; R$4.2 million (US$1.4) in 2004 and R$2.9 million (US$1.2) from January to June 2005.

• Other tax accruals

Other tax accruals relate to a variety of disputes. No single group of similar claims constitutes more than 5% of total accruals.

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional

Notes to the Condensed Consolidated Financial Statements
Expressed in millions of United States dollars (Unaudited)

• Other commitments

At June 30, 2005, we had extended guarantees for borrowings obtained by affiliates, amounted US$1,630.4, as follows:

Companies	Currency	Notional (in USD)	Expiration Date	Conditions

CFN	R$	7,7	Indeterminate	Guarantee of BNDES financing
CFN	R$	9,8	May 03, 2006	Guarantee of BNDES financing
CFN	R$	10,2	November 13, 2009	Guarantee of BNDES financing
CFN	R$	8,5	March 02, 2006	Guarantee of BNDES financing
CFN	R$	8,.2	May 04, 2006	Guarantee of BNDES financing

Cia. Metalic	R$	2,0	May 05, 2008	Promissory notes/guarantee given to Banco Santos
				referring to contracts for the financing of equipment
				Promissory notes/guarantee given to BEC Provin and ABC
Cia. Metalic	R$	3,1	January 30, 2006	Brasil referring to working capital contracts
				Guarantee given to BNDES, for contracts referring to
Cia. Metalic	R$	8,5	January 15, 2006	financing of machinery and equipment
CSN Cimentos	R$	11,5	June 6, 2006	Guarantee for execution of outstanding debt with INSS
CSN Iron	US$	79,3	January 6 , 2007	Promissory note of Eurobond operation
CSN Islands V	US$	150,0	July 7 , 2005	Installment of guarantee by CSN in Bond issuance
CSN Islands VII	US$	275,0	September 12, 2008	Installment of guarantee by CSN in Bond issuance
CSN Islands VIII	US$	550,0	December 16, 2013	Installment of guarantee by CSN in Bond issuance
CSN Islands IX	US$	450,0	January 15, 2015	Installment of guarantee by CSN in Bond issuance
CSN Overseas	US$	20,0	October 29, 2009	Installment of guarantee by CSN in Promissory Notes
				issuance
INAL	R$	1,5	March and April 15 ,	Personal guarantee in equipment financing
			2006
INAL	US$	1,4	March 26, 2008	Personal guarantee in equipment financing
				Personal guarantee in financing for the acquisition of
Sepetiba Tecon	US$	33,5	September 15, 2013	equipment and implementation of terminal
		1,630.2

We have not provide any significant guarantees which would require fair values adjustments under FIN 45 – “ Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”
The guarantees mentioned do not have any restrictions.

11 Shareholder’s Equity

(a) Capital

At the Annual and Extraordinary General Meeting held on April 29, 2004, CSN approved the proposal made by the Board of Directors on March 30, 2004, to reverse split the shares of capital stock, whereby each share of capital stock first became represented by 4 shares, followed by a reverse split of these shares in the proportion of 1,000 shares for 1 share, which resulted in a reverse split of 250 shares into 1, as well as the change in the share-to-ADR ratio of 1 share to 1 ADR.

The Company’s capital stock on June 30, 2005 and December 31, 2004, was comprised of 270,158,346 and 276,893,446, respectively, common shares after giving retroactive effect to this reverse stock split. Each common share entitles the owner to one vote.

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional

Notes to the Condensed Consolidated Financial Statements
Expressed in millions of United States dollars (Unaudited)

(b) Treasury Shares

The Board of Directors approved share buyback programs by the Company to hold in treasury for subsequent sale and/or cancellation, made in accordance with the limits and provisions of CVM’s Instruction # 10/80.

While maintained in treasury, these shares are not entitled to receive dividends and have no property rights or voting rights. As of June 30, 2005, the market value of the shares held in treasury amounted to US$272.

(c) Appropriated retained earnings

Brazilian laws and CSN’s by-laws require that certain appropriations be made from retained earnings to reserve accounts on an annual basis. The purpose and basis of appropriation to such reserve accounts are described below:

• Investment reserve - this is a general reserve for future expansion of CSN’s activities.
• Legal reserve - this reserve is a requirement for all Brazilian corporations and represents the annual appropriation of 5% of net income up to a limit of 20% of capital stock, as determined according to Brazilian Corporate Law. This reserve may be used to increase capital or to absorb losses, but may not be distributed as cash dividends.

(d) Dividends and interest on stockholders’ equity

The Company’s by-laws guarantee a minimum annual dividend equal to 25% of the adjusted net income for the year, as required by the Brazilian Corporate Law. Interest on stockholders’ equity since January 1, 1996 is considered part of the minimum dividend.

12 Segment and geographical information

The Company has adopted SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”) with respect to the information it presents about its operating segments. SFAS 131 introduces a “management approach” concept for reporting segment information, whereby financial information is required to be reported on the same basis that the top decision-maker uses such information internally for evaluating segment performance and deciding how to allocate resources to segments.

The Company has five officials on its Board of Executive Officers (including the Chief Executive Officer) reporting to the CEO. Each one of them is responsible for a sector: Production, Commercial, Infrastructure/ Energy, Investments and Subsidiary Administration.

The Chief Executive Officer is responsible for finance operations, legal, corporate human resources, CBS (CSN’s Pension Fund) and procurement. The Production Executive Officer is responsible for the manufacturing of CSN’s steel, steel products and information technology. The Commercial Executive Officer is responsible for the sales and marketing of CSN’s steel products. The Infrastructure/Energy Executive Officer is responsible for the Company’s mines, investments in logistics (railways and ports), real estate, logistics and power generation. The Investments Executive Officer is responsible for future capacity expansions and opportunities in the international markets analysis, as well as for investor relations and accounting controls. The Subsidiary Administration Executive Officer is responsible for communications, CSN Foundation and for the affiliated companies.

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional

Notes to the Condensed Consolidated Financial Statements
Expressed in millions of United States dollars (Unaudited)

Information presented to top management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with the accounting practices adopted in Brazil together with certain relatively minor intersegment allocations.

Information for the Steel–Operations and Steel–Commercial segments are being presented aggregated, as they are all related to the steel business.

Information for the functions of the CEO, Investments Executive Officer and Administration and Participation´s Executive Officer are being presented aggregated under Corporate and Investments.

Sales by geographic area are determined based on the location of the customers.

The majority of the Company’s long-term assets are located in Brazil.

	Six-months ended June 30, 2004

		Corporate	Infrastructure
		and	/
	Steel	Investments	Energy	Consolidated

Results
Revenues
Domestic sales	1,218		10	1,228
Export sales	530			530
Sales taxes, discounts, returns and
allowances	(282)		(1)	(283)
Cost and operating expenses	(845)		(9)	(854)
Financial income		41		41
Financial expenses		(203)		(203)
Foreign exchange and monetary loss		(201)		(201)
Other non-operating income
Income taxes		(33)		(33)
Equity in results of affiliated companies			5	5

Net income (loss)	621	(396)	5	230

	Year ended December 31, 2004

Other information
Total assets	4,468	1,397	292	6,157

Capital expenditures	154		24	178
Investments in affiliated companies	41		147	188
Goodwill	41		4	45
Depreciation and amortization expenses	(128)		(11)	(139)

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional

Notes to the Condensed Consolidated Financial Statements
Expressed in millions of United States dollars (Unaudited)

	Six-months ended June 30, 2004

		Corporate	Infrastructure
		and	/
	Steel	Investments	Energy	Consolidated

Sales by geographic area

Asia	34			34
North America	317			317
Latin America	42			42
Europe	121			121
Other	16			16

Export sales	530			530
Domestic sales	1,218		10	1,228

Total	1,748		10	1,758

	Six-months ended June 30, 2005 (unaudited)

		Corporate
		and	Infrastructure/
	Steel	Investments	Energy	Consolidated

Results
Revenue
Domestic sales	1,904		17	1,921
Export sales	536			536
Sales taxes, discounts, returns and
allowances	(507)			(507)
Cost and operating expenses	(1,075)		(18)	(1,093)
Financial income		35		35
Financial expenses		(295)		(295)
Foreign exchange and monetary gain		266		266
Other non-operating income
Income taxes		(312)		(312)
Equity in results of affiliated
companies			1	1

Net income (loss)	858	(306)		552

Other information
Total assets	4,235	2,787	88	7,110

Capital expenditures	113		5	118
Investments in affiliated companies	29		187	216
Goodwill	41		4	45
Depreciation and amortization
expenses	(77)		(2)	(79)

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional

Notes to the Condensed Consolidated Financial Statements
Expressed in millions of United States dollars (Unaudited)

	Six-months ended June 30, 2005

		Corporate	Infrastructure
		and	/
	Steel	Investments	Energy	Consolidated

Sales by geographic area

Asia	70			70
North America	246			246
Latin America	54			54
Europe	139			139
Other	27			27

Export sales	536			536
Domestic sales	1,904		17	1,921

Total	2,440		17	2,457

13 Derivatives

13.1. General description and accounting practices

Although most of the Company’s revenues are denominated in Brazilian reais, the Company’s debt was basically denominated in foreign currencies (see note 11), which includes short and long-term debt and accrued finance charges. Accordingly, the Company is exposed to market risk from changes in foreign exchange rates and interest rates. The Company manages risk arising from fluctuations in currency exchange rates, which affect the amount of Brazilian reais necessary to pay foreign currency denominated obligations, by using derivative financial instruments, primarily cross-currency swaps with financial institutions.

The Company’s contracts do not meet the criteria to qualify as the hedge of an exposure to foreign currency or interest rate risk. Therefore, the Company has accounted for the derivative transactions by calculating the unrealized gain or loss at each balance sheet date, and changes in the fair value of all derivatives are recorded in current operations.

On June 30, 2005, the consolidated position of outstanding derivative agreements was as follows:

	Agreement		Market value

	Maturity	Notional amount	Gain / (loss)

Exchange swaps registered with CETIP (Contracted by
exclusive funds	Jan 7th	$780	($53)

Exchange derivatives listed at BM&F (Options, forward			Daily adjusted at
US$, SCC and DDI) - contracted by exclusive funds)	Apr 2005 to Jul 2008	$188	market

Variable income swap (*)	July 28th , 2006	$49.1	$99.1

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional

Notes to the Condensed Consolidated Financial Statements Expressed in millions of United States dollars (Unaudited)

Options (listed at BM&F or at CETIP - contracted	March 1st , 2006	$400	($33)
by exclusive fund)

Derivatives from interest listed at BM&F (DI) –			Daily adjusted at
contracted by exclusive funds	Apr 2006 to Jan 2007	$0,6	market

(*)
Refers to non-cash swap under which, at the end of the contract, the counterparts remunerates the Company based on the variation of equity assets. Therefore CSN Steel, a Company subsidiary remunerates the same notional updated value at the pre-fixed rate of 7.5% per annum.

13.2 Detailed of principal transactions

a) Foreign exchange swap agreements–U.S. dollars

The Company entered into cross-currency swap agreements (intended to protect the Company from the effect that a devaluation of the real would have on its liabilities denominated in foreign currency). Basically, the Company swapped its indebtedness index from the U.S. dollar fixed rate to Brazilian real overnight floating rate (Interbank deposit certificate-CDI). The aggregated notional amount of these swaps is US$780 millions.

b) Exchange derivatives listed on BM&F

As of June 30, 2005, the Company had a long position of 3,735 contracts under U.S. dollar futures listed on BM&F (Bolsa de Mercadorias e Futuros – the Brazilian derivative exchange): this is equivalent to US$188 millions. These contracts are settled daily and therefore their mark-to-market value is zero as of June 30, 2005; as the value date always occurs on the following day, the amount of the contract is reset to zero after market closes and there is a cash provision to be settled on the next day. These contracts have similar effect of foreign exchange swaps in terms of hedging the company’s U.S. dollar exposure.

c) Equity swap agreements

The contracts outstanding at December 31, 2004 and June 30, 2005, all the contracts with maturity on July 28, 2006, were as follows:

					Market
Volume	Receivable		Payable		value

	December	June	December	June	December	June
	2004	2005	2004	2005	2004	2005

49.1	132.6	159.8	(60.4)	(60.7)	128.8	92.6

The net unrealized gain related to these contracts amounted to US$92.6 as of June 30, 2005 (US$128.8 on December 31, 2004).

14 Fair value of financial instruments, other than derivatives

Excluding the financial instruments presented in the table below, the Company considers that the carrying amount of its financial instruments generally approximates fair market value because of the short-term maturity or frequent repricing of these instruments, and the fact that non-indexed instruments are stated at present value.

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional

Notes to the Condensed Consolidated Financial Statements
Expressed in millions of United States dollars (Unaudited)

The financial instruments recorded in the balance sheet as of December 31, 2004 and as of June 30, 2005, in which market value differs from the book value, are as follows:

	Book Value		Fair Value

	December	June 30,	December	June 30,
	31, 2004	2005	31, 2004	2005

Loans and financing (short and long term)	2,844	3,597	2,773	3,693

Exchange Rate Risk

Although most of the revenues of the Company are in Brazilian reais, as of June 30, 2005, US$3,025 of the Company’s consolidated loan and financing debt were denominated in foreign currency (US$2,362 on December 31, 2004). As a consequence, the Company is subject to changes in exchange rates and manages the risk of these rate fluctuations to the value in Brazilian reais that will be necessary to pay the liabilities in foreign currency, using derivative financial instruments, mainly futures contracts, swaps and forward contracts and FX option agreement, as well as investing of a great part of its cash and funds available in securities remunerated based on U.S. dollar exchange variation.

(b) Credit Risk

The credit risk exposure with financial instruments is managed through the restriction of counterparties in derivative instruments to large financial institutions with high quality of credit. Thus, management believes that the risk of non-compliance by the counterparties is insignificant. The Company neither maintains nor issues financial instruments with commercial aims. The selection of customer as well as the diversification of its accounts receivable and the control on sales financing terms by business segment are procedures that CSN adopts to minimize occasional problems with its trade partners. Since part of the Company’s funds available is invested in the Brazilian government bonds, there is exposure to the credit risk with the government.

15 Subsequent events

• Cancellation of shares held in treasury

On July 7, 2005, the Company held an Extraordinary General Meeting at which the majority of those attending the meeting approved the cancellation of 14,849,099 shares held in treasury, without reduction in the Company’s common stock. The amendment to the caput of the Article 5 and the caput of the Article 7 of the Company’s Bylaws was also approved, which began to take effect with the following wordings, by means of reflecting the new capital stock structure: “Article 5 - The Company’s capital stock, fully subscribed and paid the amount of US$704, divided into two hundred, seventy two million, sixty seven thousand, nine hundred and forty six (272,067,946) non-par book-entry common shares.”; and “Article 7 - The Company’s capital stock may be increased up to four hundred million (400,000,000) shares, by means of the issue of up to one hundred, twenty seven million, nine hundred, thirty two thousand and fifty four (127,932,054) new non-par book-entry shares, by resolution of the Board of Directors.”. The cancellation approved on July 7, 2005 was made effective on July 21, 2005.

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional

Notes to the Condensed Consolidated Financial Statements
Expressed in millions of United States dollars (Unaudited)

• Offering

The Company, through its subsidiary CSN Islands X Corp., issued US$500 million in perpetual notes on July 7, 2005 and, in view of the large demand for the securities issued, on July 14, 2005, it issued, additionally, U$250 million. The notes without maturity bear interest at 9.5% p.a. The funds raised in this operation will be used for working capital; therefore increasing the Company’s liquidity.

The accompanying notes are an integral part of these consolidated financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2005

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.